                                UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.________)*


                           URANIUM RESOURCES, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                   COMMON STOCK, PAR VALUE $.001 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  916901-30
                   ----------------------------------------
                                (CUSIP Number)


                              MICHAEL T. SWEENEY
                          ASSISTANT GENERAL COUNSEL
                      WESTINGHOUSE ELECTRIC CORPORATION
                            WESTINGHOUSE BUILDING
                              11 STANWIX STREET
                          PITTSBURGH, PA 15222-1384
                                (412) 642-3998
-------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                JULY 25, 1995
                   ----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [   ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D

  CUSIP No. 916901-30                         Page__________of____________Pages


1.     Name of Reporting Person
       S.S. OR I.R.S. Identification No. of Above Person)
       Westinghouse Electric Corporation 25-0877540
________________________________________________________________________________

2.     Check the Appropriate Box if a Member of a Group*    (a)         [   ]
                                                            (b)         [ X ]
________________________________________________________________________________

3.     SEC Use Only
________________________________________________________________________________

4.     Source of Funds:  00
________________________________________________________________________________

5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant To Items 2(d) or 2(e)                   [  ]
________________________________________________________________________________

6.     Citizenship or Place of Organization:
       Incorporated in Pennsylvania
________________________________________________________________________________

Number of                      7.  Sole Voting Power:                  0
  Shares                       __________________________________________
Beneficially                   8.  Shared Voting Power:                0
 Owned by                      __________________________________________
   Each                        9.  Sole Dispositive Power:       736,842
 Reporting                     __________________________________________
  Person                       10. Shared Dispositive Power:           0
   With
________________________________________________________________________________

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person:  736,842
________________________________________________________________________________

12.    Check Box if the Aggregate Amount in Row (11)             [  ]
       Excludes Certain Shares*
________________________________________________________________________________

13.    Percent of Class Represented by Amount in Row (11)
       Approximately 9.15% (Calculated based on the number of shares outstanding as reported in the issuer's May 19, 1995 Form 10-Q)
________________________________________________________________________________

14.    Type of Reporting Person:  CO
________________________________________________________________________________

                                  Schedule 13D
                 Under the Securities and Exchange Act of 1934
                       Westinghouse Electric Corporation

Answers to Items

Item 1.  Common Stock, par value $.001 per share
         Uranium Resources, Inc.
         Suite 1210
         12750 Merit Drive
         Dallas, Texas  75251-3299

Item 2. This statement is being filed by Westinghouse Electric Corporation ("Westinghouse"), which is incorporated in Pennsylvania.

         Westinghouse is a diversified, global, technology-based corporation. Westinghouse's continuing operations include television and radio broadcasting stations, advanced electronic systems, environmental services, equipment for utility markets, transport temperature control equipment, management services at government-owned facilities, and office furniture systems.

         Westinghouse's principal business address is, and its principal executive offices are located at:

               Westinghouse Building
               11 Stanwix Street
               Pittsburgh, PA  15222-1384.

         Attached hereto as Schedule I and incorporated herein by reference is a list of the directors and executive officers of Westinghouse, setting forth the following information with respect to each such person: (i) name; (ii) business address; and (iii) present principal occupation or employment and the name and address of any corporation or other organization in which such employment is conducted.

                During the last five years, neither Westinghouse nor, to the best of Westinghouse's knowledge, any person identified in Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3. The securities have been pledged to Westinghouse by Nuexco Trading Corporation ("Nuexco") and Oren L. Benton ("Benton") as security for a payment obligation in the original amount of $9,003,913 of Nuexco to Westinghouse pursuant to an October 11, 1994 Settlement Agreement, as supplemented and amended (the "Agreement"). In the event of default by Nuexco or Benton, Westinghouse is entitled to proceed immediately to sell the securities. Nuexco and Benton are presently in default.

Item 4. The purpose of the acquisition of the securities was to secure payment of part of the obligation of Nuexco and Benton to Westinghouse pursuant to the Agreement.

         a. Neither Westinghouse nor any of its executive officers or directors plans to acquire additional securities of the issuer. Except for the possible exercise of its rights under the Agreement, neither Westinghouse nor any of its executive officers or directors plans to dispose of securities of the issuer.

         b. Neither Westinghouse nor any of its executive officers or directors has plans or proposals which relate to or would result in an extraordinary corporate transaction involving the issuer or any of its subsidiaries.

         c. Westinghouse proposes to sell the securities reported herein, which constitute approximately 9.15% of the outstanding common stock of the issuer, in a privately negotiated transaction.

         d-j. Neither Westinghouse nor any of its executive officers or directors has plans or proposals which relate to or would result in:
         i) any change in the present board of directors or management of the issuer, the present capitalization or dividend policy of the issuer, the issuer's business or corporate structure, the issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the issuer by any person; ii) causing a class of securities of the issuer to be delisted from a national securities exchange, or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; iii) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to
         Section 12(g)(4) of the Securities Exchange Act of 1934; or iv) any action similar to any of those enumerated above.


Item 5. a. In case of default under the Agreement, Westinghouse has the right to sell the 736,842 shares of the securities identified pursuant to
         Item 1 hereof. Accordingly, Westinghouse may be deemed to beneficially own such shares for purposes of this Schedule 13D.
         Based on the number of securities outstanding as reported in the issuer's May 19, 1995 Form 10-Q, the percentage beneficially owned by Westinghouse is approximately 9.15%.

         b. Westinghouse has sole, and not shared, power to dispose of all the 736,842 shares. Westinghouse does not have the power to vote any of such shares.

         c. During the past 60 days, Westinghouse has not effected any transactions in the class of securities reported on.

         d. Westinghouse knows of no other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, except as otherwise described herein.

         e. N/A


Item 6.  See the answer to Item 3.

Item 7.  A true and correct copy of the Agreement is filed herewith as
         Exhibit I.

                                  Signature


After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this Schedule 13D is true, complete and correct.


                                          WESTINGHOUSE ELECTRIC CORPORATION

Dated: September 1, 1995                  By    /s/ FREDRIC G. REYNOLDS
                                             ------------------------------
                                                Fredric G. Reynolds
                                                Executive Vice President and
                                                Chief Financial Officer

                                   Schedule I
                                   ----------
                      Name, business address, and present
                     principal occupation or employment of
                    the directors and executive officers of
                       Westinghouse Electric Corporation:
                       ----------------------------------

                                   Directors
                                   ---------

                                                                  Present Principal Occupation and
Name, Business Address                                            Address of Employment
----------------------                                            -----------------------------------
Frank C. Carlucci                                                 Chairman
The Carlyle Group                                                 The Carlyle Group
1001 Pennsylvania Avenue, N.W.                                    1001 Pennsylvania Avenue, N.W.
Washington, DC  20004-2505                                        Washington, DC  20004-2505

Robert E. Cawthorn                                                Chairman
Rhone-Poulenc Rorer, Inc.                                         Rhone-Poulenc Rorer, Inc.
500 Arcola Road                                                   500 Arcola Road
Collegeville, PA  19426                                           Collegeville, PA 19426

Gary M. Clark                                                     President
Westinghouse Electric Corporation                                 Westinghouse Electric Corporation
Westinghouse Building                                             Westinghouse Building
11 Stanwix Street                                                 11 Stanwix Street
Pittsburgh, PA  15222                                             Pittsburgh, PA  15222

George H. Conrades                                                President and Chief Executive Officer
Bolt Beranek & Newman Inc.                                        Bolt Beranek & Newman Inc.
150 Cambridge Park Drive                                          150 Cambridge Park Drive
Cambridge, MA  02140                                              Cambridge, MA  02140

William H. Gray III                                               President and Chief Executive Officer
United Negro College Fund, Inc.                                   United Negro College Fund, Inc.
8260 Willow Oaks Corporate Drive                                  8260 Willow Oaks Corporate Drive
P.O. Box 10444                                                    P.O. Box 10444
Fairfax, VA   22031                                               Fairfax, VA  22031

Michael H. Jordan                                                 Chairman and Chief Executive Officer
Westinghouse Electric Corporation                                 Westinghouse Electric Corporation
Westinghouse Building                                             Westinghouse Building
11 Stanwix Street                                                 11 Stanwix Street
Pittsburgh, PA  15222                                             Pittsburgh, PA  15222

                               Directors (con't.)
                               ---------

                                                                  Present Principal Occupation and
Name, Business Address                                            Address of Employment
----------------------                                            -----------------------------------
David K. P. Li                                                    Deputy Chairman and Chief Executive
Bank of East Asia, Limited                                        Bank of East Asia, Limited
Bank of East Asia Building                                        Bank of East Asia Building
22nd Floor                                                        22nd Floor
10 Des Voeux Road Central                                         10 Des Voeux Road Central
Hong Kong                                                         Hong Kong

David T. McLaughlin                                               Executive Officer
The Aspen Institute                                               The Aspen Institute
Carmichael Road                                                   Carmichael Road
Queenstown, MD  21658 Chairman and Chief                          Queenstown, MD 21658

Richard M. Morrow                                                 Retired Chairman and
AMOCO Corporation                                                   Chief Executive Officer
200 E. Randolph Drive                                             AMOCO Corporation
Chicago, IL 60601-7125                                            200 E. Randolph Drive
                                                                  Chicago, IL  60601

Richard R. Pivirotto                                              President
Richard R. Pivirotto Co., Inc.                                    Richard R. Pivirotto Co., Inc.
111 Clapboard Ridge Road                                          111 Clapboard Ridge Road
Greenwich, CT  06830                                              Greenwich, CT  06830

Paula Stern                                                       President
The Stern Group, Inc.                                             The Stern Group, Inc.
3314 Ross Place, N.W.                                             3314 Ross Place, N.W.
Washington, DC  20008                                             Washington, DC  20008

Robert D. Walter                                                  Chairman and Chief Executive Officer
Cardinal Health, Inc.                                             Cardinal Health, Inc.
655 Metro Place South                                             655 Metro Place South
Suite 925                                                         Suite 925
Dublin, OH  43017                                                 Dublin, OH  43017

                               Executive Officers
                               ------------------

                                                                  Present Principal Occupation and
Name, Business Address                                            Address of Employment
----------------------                                            -----------------------------------
Michael H. Jordan                                                 Chairman and Chief Executive Officer
Westinghouse Electric Corporation                                 Westinghouse Electric Corporation
Westinghouse Building                                             Westinghouse Building
11 Stanwix Street                                                 11 Stanwix Street
Pittsburgh, PA  15222                                             Pittsburgh, PA  15222

Gary M. Clark                                                     President
Westinghouse Electric Corporation                                 Westinghouse Electric Corporation
Westinghouse Building                                             Westinghouse Building
11 Stanwix Street                                                 11 Stanwix Street
Pittsburgh, PA  15222                                             Pittsburgh, PA  15222

Frank R. Bakos                                                    President - Power Generation
Westinghouse Electric Corporation                                 Westinghouse Electric Corporation
The Quadrangle                                                    The Quadrangle
4400 Alafaya Trail                                                4400 Alafaya Trail
Orlando, FL  32826-2399                                           Orlando, FL  32826-2399

Louis J. Briskman                                                 Senior Vice President and General Counsel
Westinghouse Electric Corporation                                 Westinghouse Electric Corporation
Westinghouse Building                                             Westinghouse Building
11 Stanwix Street                                                 11 Stanwix Street
Pittsburgh, PA  15222                                             Pittsburgh, PA  15222

Francis J. Harvey                                                 President - Electronic Systems
Westinghouse Electric Corporation                                 Westinghouse Electric Corporation
P.O. Box 1693, M.S. A500                                          P.O. Box 1693, M.S. A500
Baltimore, MD  21203                                              Baltimore, MD  21203

W. C. Bill Korn                                                   Chairman and Chief Executive
Westinghouse Broadcasting Company                                  Officer - Westinghouse Broadcasting
200 Park Avenue                                                    Company
New York, NY  10166                                               Westinghouse Broadcasting Company
                                                                  200 Park Avenue
                                                                  New York, NY  10166

Richard A. Linder                                                 Chairman - Electronic Systems
Westinghouse Electric Corporation                                 Westinghouse Electric Corporation
P.O. Box 1693, Mail Stop A500                                     P.O. Box 1693, Mail Stop A500
Baltimore, MD  21203                                              Baltimore, MD  21203

                          Executive Officers (con't.)
                          ------------------

                                                                  Present Principal Occupation and
Name, Business Address                                            Address of Employment
----------------------                                            -----------------------------------
James S. Moore                                                    President - Westinghouse Government
Westinghouse Electric Corporation                                  & Environmental Services Co.
Westinghouse Building                                             Westinghouse Electric Corporation
11 Stanwix Street                                                 Westinghouse Building
Pittsburgh, PA  15222                                             11 Stanwix Street
                                                                  Pittsburgh, PA  15222

Fredric G. Reynolds                                               Executive Vice President
Westinghouse Electric Corporation                                   and Chief Financial Officer
Westinghouse Building                                             Westinghouse Electric Corporation
11 Stanwix Street                                                 Westinghouse Building
Pittsburgh, PA  15222                                             11 Stanwix Street
                                                                  Pittsburgh, PA  15222

James F. Watson, Jr.                                              President - Thermo King
Thermo King Corporation                                           Thermo King Corporation
314 W. 90th Street                                                314 W. 90th Street
Minneapolis, MN  55420                                            Minneapolis, MN  55420

Nathaniel D. Woodson                                              President - Energy Systems
Westinghouse Electric Corporation                                 Westinghouse Electric Corporation
Energy Center                                                     Energy Center
4350 Northern Pike                                                4350 Northern Pike
Monroeville, PA  15146                                            Monroeville, PA  15146

        SETTLEMENT TERM SHEET AS PREPARED ON TUESDAY, OCTOBER 11, 1994.

         THIS SETTLEMENT AGREEMENT ("Agreement") is made and entered into as of and effective this 11th day of October 1994 between and among Westinghouse Electric Corporation, a Pennsylvania corporation ("Westinghouse"), Nuexco Trading Corporation, a Colorado corporation ("Nuexco") and Mr. Oren L. Benton ("Benton") , sole shareholder of Nuexco (Nuexco and Benton shall be hereinafter referred to by name or may be jointly referred to herein as the "Obligors").

         WHEREAS there is a valid and uncontested obligation (the "Obligations") of Nuexco to Westinghouse pursuant to that certain Uranium Concentrates Sales Agreement dated March 9, 1994 by and between Nuexco and Westinghouse (the "Uranium Agreement"), which Obligations are now in default and which default may be the basis for the filing of a civil action by Westinghouse versus Nuexco;

         WHEREAS, in order to avoid expensive and time-consuming litigation, Westinghouse and Obligors do now desire mutually to resolve amicably the satisfaction of the Obligations pursuant to the terms as set forth herein;

         WHEREAS the Obligors and each of them knowingly, voluntarily and intelligently, with and upon the advice of competent counsel, hereby expressly acknowledge as follows:

         A.      Nuexco has executed the Uranium Agreement; and

         B.      Nuexco is in default under the Uranium Agreement; and

         C. Westinghouse is now entitled to commence enforcement of the Uranium Agreement; and

         D. Obligors have requested that Westinghouse review and consider certain proposals for modifications of the Obligations of Nuexco under the Uranium Agreement;

         E. Westinghouse is willing to proceed with the modification of the Obligations under the Uranium Agreement only upon these terms and only upon the provision by Obligors to Westinghouse of adequate protection of Westinghouse's rights and remedies and Westinghouse desires to preserve and protect inviolate and unmodified all of its rights and remedies as to the enforcement of the Uranium Agreement, and including any enhancements of such rights as provided for herein;

         F. It is the express intention and agreement of the parties hereto to reaffirm, ratify and republish the Uranium Agreement in all respects, including all obligations thereunder, except as the same may be expressly modified herein; and

       G. The principal amount of the debt under the Uranium Agreement as of the date hereof is US$9,003,913.00, which amount is expressly acknowledged by Obligors as being a valid and proper debt of Nuexco, and claim by Westinghouse against Nuexco.

       H. The Obligors, upon the execution hereof and in consideration hereof, have no defense against the Obligations, fully acknowledge the Obligations, acknowledge that the contract has been fully performed in all respects by Westinghouse, that Westinghouse is not in default, that the goods delivered thereunder were conforming goods, that there were no deficiencies in such goods, and that the Obligors have no claims against Westinghouse in any way connected with the Obligations.

       NOW THEREFORE, in consideration of the above recitals, each of which is incorporated herein by this reference, and in consideration of the following agreements, covenants, representations, and undertakings, the receipt, adequacy and sufficiency of which are hereby acknowledged and confessed, and the parties hereto intending to be legally bound, it is agreed as follows:

       1. Payment of Debt. The execution hereof by the Obligors constitutes their acknowledgement of the amount owing to Westinghouse and their unconditional agreement to pay the same in full, with interest as provided for herein, as follows:

       a. an Initial Payment of at least US$500,000.00 to be made at or before 4:00 PM on Monday, October 17, 1994;

       b. Weekly Installment Payments of various amounts but not less than US$250,000.00 per week, with the first of such Weekly Installment Payments to be made by 4:00 PM on Friday, October 21, 1994, and continuing weekly thereafter until Friday, November 25, 1994;

       c. Any and all payments hereunder to be made by previously arranged acceptable wire transfer to Westinghouse, such that the same are received by Westinghouse's account by 4:00 PM Eastern Time on the day that such payment is due according to the terms hereof; confirmation of such wires by Nuexco's bank together with a federal reserve system reference number shall constitute receipt;

       d. with at least US$3,000,000.00 in such payments as required hereunder to be paid to Westinghouse by October 31, 1994;

       e. with the balance of payments in full, together with interest thereon as allowed hereunder, to be paid at or before Noon on Wednesday, November 30, 1994;

         f. with interest on the unpaid amount of the debt to calculated from the date that such amounts were originally due under the Uranium Agreement at the prime rate of interest charged by Chase Manhattan National Bank plus 100 basis points ("Chase Prime Plus One"), and with Default Interest on any Weekly Installment Payments or other payments not made on the date(s) provided herein, including the payment of the balance owing on November 30, 1994, to be calculated at Chase Prime Plus Four.

         2. Security. The performance of this Agreement shall be secured by valid pledges of stock and by other forms of collateral security ("Collateral") given to Westinghouse on terms mutually agreeable to the parties, with the initial Collateral being specifically the following:

         a. pledge of stock, with such pledge to be made to an Agent designated by Westinghouse on or before October 21, 1994;

         b. together with the posting of all such other and additional collateral as may be reasonably necessary to provide full collateralization for the Obligations, which collateral may include a pledge of cash accounts, uranium sales contracts, and publicly traded marketable securities held by the Obligors;

         c. subject to the substitution of collateral from time to time as may be mutually agreed to by the parties, the intent being to be flexible and accommodating consistent with the protection of Westinghouse's rights and remedies.

         3. Guaranties. This Agreement and its performance shall be further secured by guaranties given by Nuexco and Benton under even date, with acknowledgement by the Obligors as to the validity and enforceability thereof and consideration therefor, which consideration shall further support Benton's making of the representations in the WHEREAS clauses hereinabove.

         4. Cure Right. Any Weekly Installment Payment not made in a timely fashion as required hereunder may be made at any time within the following week, provided that interest at the Default Rate shall be charged on such payment from and after the date the payment is due and that only one such Weekly Installment Payment may be in default at any time under this Agreement.

         5. Releases. The Obligors shall execute releases of Westinghouse in form acceptable to Westinghouse.

         6. Default Enforcement Enhancements. In the event that the Obligors do not make a payment as required hereunder, then Westinghouse shall give the Obligors the Cure Right as provided for above, failing which Westinghouse shall be immediately entitled to then proceed with public or private sale, at its option, against the Collateral security then pledged to Westinghouse, and under any applicable law or hereunder in order to effectuate fully its rights, including the appointment of a Receiver as to any property or company where the same may be effectuated.

         7. Waivers by Obligors. Subject to the terms and conditions of this Agreement, Obligors hereby knowingly, voluntarily and intentionally waive and forever relinquish any and all defenses, challenges or contests they have or may have based upon any act or omission by Westinghouse with respect to the Uranium Agreement occurring on or before the date of this Agreement.

         8. Severability. In the event any one or more of the provisions contained in this Agreement should be held to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

         9. Controlling Law. The terms and provisions of this Agreement shall be construed in accordance with and governed by the laws of the State of Colorado.

         10. Interest Calculations. Any and all sums due accrued under the terms and conditions of this Agreement shall, in the event that Obligors fail, refuse or neglect to make such payments in a timely fashion as provided herein, or otherwise default under this Agreement, earn interest at the default rate of interest as provided for hereinabove, which rate is specifically and expressly acknowledged by Obligors as a reasonable rate.

         11. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors and assigns.

         12. Captions. The paragraph captions utilized herein are in no way intended to interpret or limit the terms and conditions hereof, rather, they are intended for purposes of convenience only.

         13. Counterparts. This Agreement may be executed in a number of counterparts, each of which shall be effective only upon delivery and thereafter shall be deemed an original, and all of which shall be taken to be one and the same instrument, for the same effect as if all parties hereto had signed the same signature page. Any signature page of this Agreement may be detached from any counterpart of this Agreement without impairing the legal effect of any signatures thereon and may be attached to another counterpart of this Agreement identical in form hereto but having attached to it one or more additional signature pages.

         14. Interpretation. This Agreement shall be interpreted liberally by the parties hereto and by any reviewing Court with a view towards accomplishing the expressed intentions of the parties hereto.

         15. Drafting Contingency. The parties hereto shall now proceed in prompt good faith to have counsel for the parties prepare a final form of this Agreement, it being specifically understood and agreed that there may be other items and details to be included in the final form of this Agreement, which items cannot reasonably be included in this Term Sheet prepared in such a short time frame. It is intended and understood, however, in all good faith that this Term Sheet is a detailed statement of all essential and main points that have actually been agreed to by the parties and does accurately reflect the parties' agreement thereto, whether or not such a final form of Agreement is ever prepared, and that this Agreement shall be fully enforceable and effective as of the date of execution hereof by the parties.

         16. Confidentiality. The parties agree that the existence and content of this Settlement Agreement shall be maintained strictly confidential, with communication internally only on a need to know basis.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                       WESTINGHOUSE ELECTRIC CORP:


                                       BY: /s/ R.L. CARUSO
                                           -----------------------------------
                                           Its: Director, Business Unit Credit
                                                ------------------------------

                                       OBLIGORS:

                                       NUEXCO TRADING CORP.

                                       BY: /s/ OREN L. BENTON
                                           ----------------------------
                                           Its: Chairman
                                                -----------------------
                                                 /s/ OREN L. BENTON
                                                -----------------------
                                                     OREN L. BENTON

            JANUARY 10, 1995 EXTENSION OF SETTLEMENT TERM SHEET AND AGREEMENT ORIGINALLY PREPARED ON TUESDAY, OCTOBER 11, 1994
           ----------------------------------------------------------

         THIS EXTENSION OF SETTLEMENT AGREEMENT ("Agreement") is made and entered into as of this 10th day of January 1995 between and among Westinghouse Electric Corporation, a Pennsylvania corporation ("Westinghouse"), Nuexco Trading Corporation, a Colorado corporation ("Nuexco") and Mr. Oren L. Benton ("Benton"), sole shareholder of Nuexco (Nuexco and Benton shall be hereinafter referred to by name or may be jointly referred to herein as the "Obligors") concerning that certain Settlement Agreement made and entered into between and among the parties as of October 11, 1994, captioned as "Settlement Term Sheet As Prepared on Tuesday, October 11, 1994" (the "Settlement Agreement"), which Settlement Agreement has been supplemented by the Supplemental Agreement Dated October 24, 1994, Second Supplemental Agreement Dated October 28, 1994, and the Third Supplemental Agreement Dated December 6, 1994, and is expressly ratified and republished herein except as may be expressly amended or modified herein.

         WHEREAS, there were certain "WHEREAS" clauses contained in the October 11, 1994 Settlement Agreement, which "WHEREAS" clauses are expressly ratified and republished herein in all respects;

         WHEREAS, Obligors have requested that Westinghouse continue for a limited and defined period of time its forbearance as to the exercise of its rights and remedies as expressly and voluntarily agreed to in the October 11, 1994 Settlement Agreement;

         WHEREAS, Westinghouse has agreed to such extension of time for and in consideration only of Obligors' restatement, ratification and publication of the October 11, 1994 Settlement Agreement, which the Obligors and each of them do now hereby knowingly, voluntarily and intelligently, with and upon the advice of competent counsel, expressly acknowledge in all respects.

         NOW THEREFORE, in consideration of the above recitals, each of which is incorporated herein by this reference, and in consideration of the following agreements, covenants, representations, and undertakings, the receipt, adequacy and sufficiency of which are hereby acknowledged and confessed, and the parties hereto intending to be legally bound, it is agreed as follows:

         1. Payment of Debt. Notwithstanding any of the terms or conditions of the Settlement Agreement, the Obligors hereby unconditionally promise to make payments on the debt described in detail in the Settlement Agreement as follows:

                 a. an Extension Payment of at least $200,000.00 to be made on Wednesday, January 11, 1995, which Extension Payment is to be credited fully against the amount owing on the debt;

                 b. a payment of no less than US $4,000,000 on or before 1:00 PM MST on Tuesday, January 31, 1995, with three (3) days grace; upon the making of such payment, the parties hereto shall mutually agree to the release of a portion of the Collateral given to Westinghouse under the terms of the Settlement Agreement;

                 c. with the balance remaining, together with any other accrued interest Default Interest as provided for in the Settlement Agreement, with late charges, penalties or any other charges of any kind or nature whatsoever as is mutually agreed upon, to be paid in full in immediately available funds as of and by 1:00 PM MST on Tuesday, February 28, 1995, with three (3) days grace;

                 d. the Obligors may make any and all payments to be made hereunder by previously arranged acceptable wire transfer to Westinghouse or to a trust account of Westinghouse's Denver counsel, Popham, Haik, Schnobrich & Kaufman, Ltd., provided that such previously arranged wire transfers are actually and in fact received by Westinghouse's bank or its counsel for benefit of Westinghouse's account by 4:00 PM EST on the day that such payment is due according to the terms hereof; confirmation of such wires by Nuexco's bank together with a federal reserve system reference number shall constitute receipt;

                 e. with interest on the unpaid amount of the debt as set forth in Section 1.f. of the Settlement Agreement, provided further, however, that Default Interest at Chase Prime Plus Four shall be calculated and assessed against any balances owing from and after November 30, 1994 in the event that all payments as provided for under this Extension Agreement are not made in a full and timely manner as and when due in full.

         2. Incorporation. As stated above in the "WHEREAS" clauses, each and every other term of the October 11, 1994 Settlement Agreement that is not expressly modified or amended herein, or that has not been modified or amended pursuant to a writing signed by Westinghouse prior to the date hereof, is hereby ratified, republished, reaffirmed and acknowledged herein for all purposes.

         3. Drafting Contingency. The parties hereto do now hereby expressly, knowingly, voluntarily and intentionally waive and forego any further rights that they or any of them may have had under paragraph 15, "Drafting Contingency," of the October 11, 1994 Settlement Agreement, for the preparation of any further written form of agreement in connection with this matter, such parties expressly acknowledging that the purposes of such clause have been fully served and satisfied prior to the date hereof without the necessity of drafting any further forms of agreement beyond the October 11, 1994 Settlement Agreement and the Supplements thereto, and the Obligors expressly acknowledging that they have no defense to the enforcement of their obligation under the debt or under the October 11, 1994 Settlement Agreement or under this Extension Agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                         WESTINGHOUSE ELECTRIC CORP.


                                         BY: /s/ R.L. CARUSO
                                            ---------------------------------
                                                 R.L. Caruso
                                            ---------------------------------

                                         Its: Director, Business Unit Credit
                                             --------------------------------

                                         OBLIGORS:

                                         NUEXCO TRADING CORP.

                                         BY: /s/ OREN L. BENTON
                                            ---------------------------------
                                                 Oren L. Benton
                                            ---------------------------------

                                         Its:       Chairman
                                             --------------------------------

                                             /s/ OREN L. BENTON
                                            ---------------------------------
                                                 Oren L. Benton

                             SUPPLEMENTAL AGREEMENT

                                     DATED

                                OCTOBER 24, 1994


         THIS SUPPLEMENTAL AGREEMENT is made and entered into as of and effective this 24th day of October 1994 between and among Westinghouse Electric Corporation, a Pennsylvania corporation ("Westinghouse"), and Oren L. Benton ("Benton"), sole shareholder of Nuexco Trading Corporation ("NUEXCO").

         WHEREAS, Westinghouse, Benton and NUEXCO entered into a Settlement Agreement as of and effective October 11, 1994, with respect to certain indebtedness owed by NUEXCO to Westinghouse, the contents of which Settlement Agreement are by this reference incorporated herein; and

         WHEREAS, one of the terms of the Settlement Agreement provided that said indebtedness was to be secured in favor of Westinghouse, and

         WHEREAS, valid pledges of stock were an agreed upon form of such collateral;

         NOW THEREFORE in consideration of the above recitals, and in furtherance of compliance with the terms of the Settlement Agreement, it is agreed as follows:

         1. Benton shall deliver to Westinghouse on or before October 25, 1994 certificates of common stock of Ramtron International Corporation, a Delaware corporation, representing 627,547 shares of the outstanding traded common stock of said corporation, certificate numbers 03133, 06643 and 03124, along with duly executed stock powers for such certificates. Said shares of stock are restricted as evidenced on the face of the stock certificates.

         2. Westinghouse shall hold said stock certificates solely as collateral pursuant to the terms of the Settlement Agreement and shall take no action with respect to said certificates or attempt to further transfer or negotiate them except in the event of NUEXCO's and Benton's default under the Settlement Agreement. In the event of such default, Westinghouse shall be immediately entitled to proceed to sell the certificates. Upon the event of NUEXCO's and Benton's full and complete performance of and satisfaction of their obligations pursuant to the Settlement Agreement, Westinghouse shall immediately return possession of the certificates and stock powers to Benton.

         3. Nothing herein shall constitute a waiver of any default under the Settlement Agreement that may exist as of the date hereof.

          IN WITNESS WHEREOF, the parties hereto have executed this Supplemental Agreement as of the day and year first written above.

                                           WESTINGHOUSE ELECTRIC CORPORATION


                                           By: /s/ R. L. CARUSO
                                               -------------------------------

                                           Its: Director Business Unit Credit
                                               -------------------------------

                                               /s/ OREN L. BENTON
                                               -------------------------------
                                                   Oren L. Benton

                                     SECOND
                             SUPPLEMENTAL AGREEMENT

                                     DATED

                                OCTOBER 28,1994


         THIS SECOND SUPPLEMENTAL AGREEMENT is made and entered into as of and effective this 28th day of October 1994 between and among Westinghouse Electric Corporation, a Pennsylvania corporation ("Westinghouse"), and Oren L. Benton ("Benton") sole shareholder of Nuexco Trading Corporation ("NUEXCO").

         WHEREAS, Westinghouse, Benton and NUEXCO entered into a Settlement Agreement as of and effective October 11, 1994, with respect to certain indebtedness owed by NUEXCO to Westinghouse, the contents of which Settlement Agreement are by this reference incorporated herein; and

         WHEREAS, one of the terms of the Settlement Agreement provided that said indebtedness was to be secured in favor of Westinghouse, and

         WHEREAS, valid pledges of stock were an agreed upon form of such collateral;

         NOW THEREFORE in consideration of the above recitals, and in furtherance of compliance with the terms of the Settlement Agreement, it is agreed as follows:

         1. Benton shall deliver to Westinghouse on or before October 31, 1994 certificates of common stock of Ramtron International Corporation, a Delaware corporation, representing 612,246 shares of the outstanding traded common stock of said corporation, certificate numbers A-06156, A-06195, A-06008 A-03140, along with duly executed stock powers for such certificates. Said shares of stock are restricted as evidenced on the face of the stock certificates.

         2. Westinghouse shall hold said stock certificates solely as collateral pursuant to the terms of the Settlement Agreement and shall take no action with respect to said certificates or attempt to further transfer or negotiate them except in the event of NUEXCO's and Benton's default under the Settlement Agreement. In the event of such default, Westinghouse shall be immediately entitled to proceed to sell the certificates. Upon the event of NUEXCO's and Benton's full and complete performance of and satisfaction of their obligations pursuant to the Settlement Agreement, Westinghouse shall immediately return possession of the above-described certificates and stock powers to Benton.

3. Nothing herein shall constitute a waiver of any default under the Settlement Agreement that may exist as of the date hereof.




         IN WITNESS WHEREOF, the parties hereto have executed this Second Supplemental Agreement as of the day and year first written above.

                                           WESTINGHOUSE ELECTRIC CORPORATION


                                           By: /s/ R.L. CARUSO
                                              --------------------------------

                                           Its: Director, Business Unit Credit
                                                ------------------------------



                                                 /s/ OREN L. BENTON
                                                ------------------------------
                                                     Oren L. Benton

                                     THIRD
                             SUPPLEMENTAL AGREEMENT

                                     DATED

                                DECEMBER 6, 1994



         THIS THIRD SUPPLEMENTAL AGREEMENT is made and entered into as of and effective this 6th day of December 1994 between and among Westinghouse Electric Corporation, a Pennsylvania corporation ("Westinghouse"), and Oren L. Benton ("Benton"), a sole shareholder of Nuexco Trading Corporation ("NUEXCO").

         WHEREAS, Westinghouse, Benton and NUEXCO entered into a Settlement Agreement as of and effective October 11, 1994, with respect to certain indebtedness owed by NUEXCO to Westinghouse, the contents of which Settlement Agreement are by this reference incorporated herein; and

         WHEREAS, one of the terms of the Settlement Agreement provided that said indebtedness was to be secured in favor of Westinghouse, and

         WHEREAS, valid pledges of stock were an agreed upon form of such collateral;

         NOW THEREFORE, in consideration of the above recitals, and in furtherance of compliance with the terms of the Settlement Agreement, it is agreed as follows:

         1. Benton shall deliver to Westinghouse on or before December 6, 1994 certificates of common stock of Uranium Resources, Inc., a Delaware corporation, representing 736,842 shares of the outstanding traded common stock of said corporation, certificate number NC 02509, along with a duly executed stock power for such certificate. Said share of stock is restricted as evidenced on the face of the stock certificate.

         2. Westinghouse shall hold said stock certificate solely as collateral pursuant to the terms of the Settlement Agreement and shall take no action with respect to said certificate or attempt to further transfer or negotiate it except in the event of NUEXCO's and Benton's default under the Settlement Agreement. In the event of such default, Westinghouse shall be immediately entitled to proceed to sell the certificate. Upon the event of NUEXCO's and Benton's full and complete performance of and satisfaction of their obligations pursuant to the Settlement Agreement, Westinghouse shall immediately return possession of the above-described certificate and stock power to Benton.

3.      Nothing herein shall constitute a waiver of any default under the Settlement Agreement that may exist as of the date hereof.



         IN WITNESS WHEREOF, the parties hereto have executed this Third Supplemental Agreement as of the day and year first written above.

                                       WESTINGHOUSE ELECTRIC CORPORATION


                                       By: /s/ R.L. CARUSO
                                           -----------------------------------

                                       Its: Director, Business Unit Credit
                                           -----------------------------------


                                           /s/ OREN L. BENTON
                                           -----------------------------------
                                               Oren L. Benton

                                      2